

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 28, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Randall J. Hylek
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

 RE: Form 10-K for the fiscal year ended June 28, 2008
   Form 10-Q for the period ended March 28, 2009
   Definitive Proxy Statement filed September 17, 2008
    File No. 1-367

Dear Mr. Hylek:

 We have reviewed your response letter dated May 8, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 28, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. We note your response to comment 2 of our letter dated April 9, 2009. In a similar manner to your response to prior comment 10 in your letter dated March 27, 2009, please disclose why it is not practical to provide the disclosures required by paragraph 37 of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED MARCH 28, 2009

General

3. Please address the above comments in your interim filings as well.

Note 4. Goodwill and Intangibles, page 8

4. We note your response to comments 5 and 6 of our letter dated April 9, 2009. Your response to comment 5 states that you do not believe that you have nine operating segments. However, your response to comment 6 states that you have (and are managed through) nine manufacturing plants or reporting units, which are Scotland, Brazil, Athol, MA, Cleveland, OH, Mt. Airy, NC, China, Waite Park, MN, Laguna Hills, CA, and the Dominican Republic and that internal operating statements used by the chief operating decision maker are prepared on the basis of the operating results of each of these units. This may indicate that you have nine operating segments pursuant to paragraph 10 of SFAS 131. Please advise or revise your disclosure as necessary.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

Cash Incentive Compensation, page 7

5. We are still evaluating your response to comment 8 of our letter dated April 9, 2009 and may have further comments.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief